Exhibit 21

Subsidiaries of the Registrant

Subsidiary of the Company is Whidbey Island Bank, Oak Harbor, Washington

Subsidiary of the Company is Washington Master Trust, Wilmington, Delaware

Subsidiary of the Bank is Rural One, LLC, West Sacramento, California